As filed with the U.S. Securities and Exchange Commission on June 13, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For American Depositary Shares Evidenced by American Depositary Receipts
___________________

Nidec Corporation
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Nidec America Corporation
100 River Ridge Drive, Suite 300
Norwood, MA 02062, U.S.A.
TEL 1-781-769-0619

(Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq. Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one-quarter of one share of common stock of Nidec Corporation	20,000,000 American Depositary Shares	$0.05	$1,000,000	$30.70

(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraph (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
(x) Limitation upon the liability of the Depositary	Paragraph (14)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)    Statement that Nidec Corporation is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1) Form of Deposit Agreement among Nidec Corporation, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as exhibit (a) to Registration Statement on Form F-6 (333-13894), filed with the Securities and Exchange Commission as of September 7, 2001 and incorporated herein by reference.

(a)(2) Form of Amendment to Deposit Agreement. Previously filed as exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (333-13894), filed with the Securities and Exchange Commission and incorporated herein by reference

(a)(3) Form of ADR. Filed herewith as exhibit (a)(3).

(b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e) Certification under Rule 466. Filed herewith as Exhibit (e).

(f) Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. , on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 12, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as
Depositary

By:	/s/ Melinda L. VanLuit
Name: Melinda L. VanLuit
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Nidec Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on May 18, 2007.

NIDEC CORPORATION

By:	/s/ Shigenobu Nagamori
Name: Shigenobu Nagamori
Title: Chairman, President and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Shigenobu Nagamori and Hiroshi Kobe and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the U.S. Securities Act of 1933, and all post effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/Shigenobu Nagamori	Chairman, President and Chief	May 31, 2007
Shigenobu Nagamori	Executive Officer (Representative Director)

/s/Hiroshi Kobe	Executive Vice President and Chief	May 30, 2007
Hiroshi Kobe	Operating Officer (Representative Director)

/s/Yasunobu Toriyama	Executive Vice President, Chief Financial	May 30, 2007
Yasunobu Toriyama	Officer and Director

	Executive Vice President and Director	, 2007
Kenji Sawamura

	Executive Vice President and Director	, 2007
Juntaro Fujii

	Senior Managing Director	, 2007
Yasuo Hamaguchi

	Managing Director	, 2007
Seizaburo Kawaguchi

/s/Tadaaki Hamada	Managing Director	May 31, 2007
Tadaaki Hamada

	Director	, 2007
Seiichi Hattori

/s/Tetsuo Inoue	Director	June 7, 2007
Tetsuo Inoue

/s/Takashi Iwata	Director	June 4, 2007
Takashi Iwata

/s/Akira Kagata	Director	June 4, 2007
Akira Kagata

	Director	, 2007
Kiyoyoshi Takegami

/s/Toru Kodaki	Director	June 1, 2007
Toru Kodaki

/s/Michael F. Kulik	Authorized Representative in	June 12, 2007
Michael F. Kulik	the United States
President
Nidec North America Corporation

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of ADR
(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.
(e)	Rule 466 Certification